First Quarter 2021 Results Exhibit 3

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Net sales increased 9% l-t-l YoY with higher contribution in all regions 28% YoY increase in EBITDA, reaching US$684 M Strong pricing performance with prices up mid-single digit sequentially in local currency terms EBITDA margin at 20.1%, up 2.8pp YoY, to the highest first quarter margin since 2007 Highest first quarter cement volumes since 2008 drives operational leverage FCF after maintenance capex was the highest for a first quarter in five years and increased US$216 M Leverage of 3.61x driven by EBITDA growth and asset sales; accelerating the path to investment grade capital structure Key achievements in 1st Quarter 2021 Net sales Operating EBITDA Operating EBITDA margin Free Cash Flow after maintenance capex +2.8pp +216 +9% l-t-l +28% l-t-l Millions of U.S. dollars

Key markets in expansion, after COVID recovery MEAA US EUR MEX SCAC CEMEX Cement volumes YoY % change1 1) On an average daily sales Region Cement volumes1 1Q21 vs. 1Q19 US +20% MEX +16% SAC +5% MEAA +6% EUR (8%) CEMEX 9%

Unique footprint with superior supply chain capabilities in production constrained markets Unique supply chain capabilities throughout our America´s footprint High flexibility to serve production constrained markets CPN plant expected to be ready by 2Q21 to serve incremental demand in western US Capacity additions in Mexico, Dominican Republic and Colombia within the next two years Far East Mediterranean

EBITDA expansion driven by higher volumes and prices, lower opex and freight, and higher contribution from urbanization solutions EBITDA variation Millions of U.S. dollars

Advancing materially against our "Operation Resilience" goals

1Q21 progress

Goal	1Q21 progress
EBITDA margin of ≧20% by 2023	• 20.1% margin, an increase of 2.8pp YoY • ~US$50 M of incremental savings in 2021
Optimize our portfolio for growth	• ~US$600 M bolt-on investment pipeline expected to contribute US$100 M of incremental EBITDA in 2021 • Urbanization Solutions EBITDA grew 41% in 1Q21 • Increased total capex guidance to ~US$1.3 B
≤3.0x net leverage by 2023	• Net leverage at 3.61x, a decrease of 0.46x QoQ • Net debt plus perpetuals at ~US$9.6 B, with a ~US$550 M decrease QoQ
-35% in net CO_2 emissions by 2030	• ~24% reduction vs. 1990 baseline • Reduction of 3% YoY in 1Q21

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Fully committed to our global Climate Agenda Climate and Energy Circular Economy Kg of CO2 per ton of cementitious Alternative fuels as a % of total fuels Blended cement as a % of total cement sold Waste consumption Target 2030 520 kg or 35% reduction vs. 1990 43% 75% 25 million metric tons Performance 2020 620 kg or 22.6% reduction vs. 1990 25.2% 64.7% 19 million metric tons, equivalent to 50 times the non-recoverable waste we generate Performance 1Q21 613 kg or 24% reduction vs. 1990, or 3% reduction vs. 1Q21 26% 67.1% 4.4 million metric tons Link to priority United Nations SDGs

Regional Highlights I.E. Leticia Arango, Colombia

United States: Achieved 21% increase in EBITDA, driven by volumes, operational leverage and cost savings Millions of U.S. dollars Growth momentum continued in 1Q21, with all key states, except for Texas, increasing cement volumes at double-digit Unique footprint with superior supply chain capabilities in production constrained markets Residential as largest driver of demand EBITDA growth and margin expansion driven by higher volumes, lower freight and SG&A and higher contribution from urbanization solutions business Over medium term, demand supported by economic reopening and Biden’s US$2.3 T “American Jobs Plan” infrastructure proposal

Mexico: Strong demand growth brings industry volumes back to 2018 levels Continued bagged cement momentum supported by government social programs, home improvement activity, higher remittances and pre-electoral spending Gradual recovery in the formal sector with pickup in formal residential and acceleration of government infrastructure projects Strong pricing traction in cement after January price increase Higher volumes and prices, and cost containment measures support strong margin expansion Millions of U.S. dollars

EMEAA: EBITDA growth partially offset by weather impact in Europe Millions of U.S. dollars EMEAA: Europe, Middle East, Africa and Asia region Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange Unfavorable weather throughout Europe, but particularly in Germany, Poland, and Czech Republic UK with first YoY cement volume growth since 1Q19, as housing and infrastructure activity picks up Prices in Europe for three core products up between 4% to 8% sequentially in local currency terms Our current carbon allowance position expected to last until at least 2025 Increased infrastructure activity in Israel driving ready-mix volumes Cement volumes in Philippines down 4%, impacted by lockdowns and subdued economic activity

Highest quarterly cement volumes since 2Q18, with growth in all countries, except Panama Cement prices up 5% sequentially mainly due to increases in Dominican Republic and Costa Rica, among others, as well as to geographic-mix In Colombia, activity supported by self-construction and 4G highways projects In the Dominican Republic, strong bagged cement performance driven by remittances Record high EBITDA in TCL Group since CEMEX assumed control Margin expansion due to higher volumes and prices, as well as cost reduction initiatives SCAC: EBITDA returns to 1Q17 level due to strong volumes and pricing Millions of U.S. dollars SCAC: South, Central America and the Caribbean region Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 1Q21 Results

1Q21 Results Casa Erasto – Mexico City, Mexico

Highest 1st quarter free cash flow since 2016, with record working capital days Average working capital days Controlling Interest Net Income US$ M Millions of U.S. dollars Highest quarterly net income since 3rd quarter of 2007

Average life of debt: 6.2 years Proforma1 total debt excluding perpetual notes as of March 31, 2021: US$10,085 million 1,337 1,462 345 554 1060 Fixed Income Other bank debt 2017 Facilities Agreement Leases Millions of U.S. dollars 1) Giving proforma effect to the redemption in April of US$321 M Notes of 5.7% due 2025 No material maturities until July 2023, with a >6-year average life

Material net debt and leverage reduction Net Debt plus perpetuals variation Millions of U.S. dollars 1) Includes proceeds from the sale of CO2 allowances and sale of assets in France 2) Other relates to US$87 M of financial fees/bond premiums, US$39 M from a decrease in funding from securitizations of A/R, and others 3) As defined under the 2017 Facilities Agreement, as amended and restated 4.07x 3.61x -0.46x Consolidated leverage ratio3 1 2

Casa Vargas – Querétaro, Mexico 2021 Outlook

2021 guidance1 1) Reflects CEMEX’s current expectations 2) Like-to-like for ongoing operations and assuming FX levels as of March 31st, 2021, for the remaining of the year 3) Including perpetual bonds Operating EBITDA > US$2.9 billion2 Consolidated volume growth 3% to 5% Cement 2% to 4% Ready mix 1% to 3% Aggregates Energy cost/ton of cement produced ~10% increase Capital expenditures ~US$1.3 billion total ~US$800 M Maintenance, ~US$500 M Strategic Investment in working capital US$100 to US$150 million Cash taxes ~US$250 million Cost of debt3 Decrease of ~US$120 million

Sustainable growth, tight supply/demand dynamics and operating leverage in key markets Capture growth through unique supply chain capabilities Pricing traction supported by tight supply, CO2 costs, and rising energy and shipping costs With economic reopening, resumption of COVID delayed formal construction projects In US and Europe, medium term upside from infrastructure stimulus such as “Green Europe” and “American Jobs Plan” Bolt-on investments that offer important contribution to EBITDA over the near term Investment grade capital structure and ≥20% EBITDA margin, two of our goals under Operation Resilience, likely to be reached well in advance of 2023 timeline Material progress on 2030 carbon goals, while expanding carbon capture initiatives to achieve 2050 net zero concrete ambition What to expect

Appendix Dubai International Airport, Terminal D, United Arab Emirates

Average life of debt: 6.0 years Debt maturity profile as of 1Q21 Total debt excluding perpetual notes as of March 31, 2021: US$10,413 million > Fixed Income1 Other bank debt 2017 Facilities Agreement Leases Millions of U.S. dollars 1) During March 2021, CEMEX sent a redemption notice for the 5.7% Notes due 2025 to fully redeem in April 2021 the outstanding amount of US$321 M. This debt was classified as short-term debt, therefore showing as a maturity in 2021

Consolidated volumes and prices Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

Additional information on debt and perpetual notes Currency denomination Interest rate3 Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,325 million MXN 4%

Additional information on debt Total debt1 by instrument Millions of U.S. dollars 1) Includes leases, in accordance with IFRS

1Q21 volume and price summary: selected countries/region Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 expected volume outlook[1]: selected countries

	CEMENT	Ready Mix	Aggregates
CEMEX	+3% to +5%	+2% to +4%	+1% to +3%
Mexico	+7% to +9%	+8% to +12%	+8% to +12%
USA	+3% to +5%	+1% to +3%	+1% to +3%
Europe	(1%) to +1%	+1% to +3%	+1% to +3%
Colombia	+10% to +12%	+19% to +21%	NA
Panama	+29% to +31%	+42% to +44%	NA
Costa Rica	+7% to +9%	+10% to +12%	NA
Dominican Republic	+14% to +16%	(7%) to (5%)	NA
Israel	NA	(2%) to (4%)	(2%) to (4%)
Philippines	+5% to +7%	NA	NA

1) Reflects CEMEX's current expectations. Volumes on a like-to-like basis

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Definitions SCAC South, Central America and the Caribbean EMEAA Europe, Middle East, Africa and Asia Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Net Promoter Score (NPS) A core KPI that helps us to systematically measure our customer loyalty and satisfaction Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation